UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

RESOURCE AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

761195205
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761195205	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	1,718,018
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	1,718,018
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,718,018
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	761195205	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Omega Charitable Partnership, LP Tax ID: 45-5226952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	-0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	467,600
EACH REPORTING	7	SOLE DISPOSITIVE POWER	-0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER	467,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		467,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.3%
12	TYPE OF REPORTING PERSON		PN

CUSIP No .	761195205	Page 4 of 6

BACKGROUND.

The Schedule 13G filed on February 5, 2014 inadvertently overlooked that Mr. Cooperman owned 1,029,412 Warrants convertible into the Company's Common Stock, and the purpose of this Amendment is to correct that mistake.

Name of Issuer:

Item 1(a).	RESOURCE AMERICA, INC. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Crescent Drive, Suite 2013
Philadelphia PA 19112

Item 2(a).	Name of Person Filing:

1) LEON G. COOPERMAN (“Mr. Cooperman”)

2) OMEGA CHARITABLE PARTNERSHIP, LP (“Omega Partnership”)

Mr. Cooperman has an adult son named Michael S. Cooperman, and has discretionary investment authority over his account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Partnership, an exempted limited partnership registered in the Cayman Islands, engaged in the purchase and sale of securities for investment.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control Omega Partnership.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.
The principal business office of Omega Charitable Partnership, LP is 810 Seventh Ave., 33rd Floor, New York NY 10019.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen. Omega Charitable Partnership, LP is an exempted limited partnership registered in the Cayman Islands,

Item 2(d).	Title of Class of Securities:

Common Stock (the "Shares").

Item 2(e).	CUSIP Number:

761195205

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	761195205	Page 5 of 6

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 1,718,018 Shares, which constitutes approximately 8.4 % of the total number of Shares outstanding.

This consists of 467,600 Shares owned by Omega Partnership; 221,006 Shares owned by Michael S. Cooperman; and 1,029,412 Warrants (convertible into 1,029,412 Shares) owned by Mr. Cooperman.

Omega Partnership may be deemed the beneficial owner of 467,600 Shares, which constitutes approximately 2.3 % of the total number of Shares outstanding.

This is based on a total of 20,434,010 Shares outstanding reported on the Company's Form 10-Q/A filed with the SEC for the quarterly period ended June 30, 2013.

(c) The information contained in items 5-11 on the cover pages is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x  ]. Omega Partnership ceased to be the beneficial owner of more than five percent of the class of securities. Mr. Cooperman continues to be the beneficial owner of more than five percent of the class of securities

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

CUSIP No .	761195205	Page 6 of 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 24, 2014 as of December 31, 2013

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

OMEGA CHARITABLE PARTNERSHIP, LP

By: Omega Associates, LLC

By: Leon G. Cooperman

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).